Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Six Months
	Ended	Year Ended December 31,
	June 30, 2015	2014	2013	2012	2011	2010
	(In thousands, except ratio amounts)
Earnings:
Pre-tax income (loss) from continuing operations (including gain on disposal of hotel properties)	$104,976	$137,625	$107,622	$44,831	$(8,500)	$(40,226)
Fixed charges	28,148	59,990	66,268	85,831	97,041	92,846
Amortization of capitalized interest	2	1	—	—	—	—
Capitalized interest	(1,232)	(1,134)	—	—	—	—
Earnings	$131,894	$196,482	$173,890	$130,662	$88,541	$52,620

Fixed charges:
Interest expensed (including discontinued operations)	$25,843	$56,810	$64,721	$84,997	$96,510	$92,382
Capitalized interest	1,232	1,134	—	—	—	—
Estimated interest component of rental expense	1,073	2,046	1,547	834	531	464
Fixed charges	28,148	59,990	66,268	85,831	97,041	92,846
Distributions to preferred unitholders	—	—	—	—	61	62
Combined fixed charges	$28,148	$59,990	$66,268	$85,831	$97,102	$92,908

Ratio of earnings to combined fixed charges and preferred unitholder distributions	4.69	3.28	2.62	1.52	—	—

Deficiency	$—	$—	$—	$—	$(8,561)	$(40,288)